82-2142

04024339

invensys

RLS0028/250304/jft

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

Friday, 26 March 2004

SUPPL

Dear Sirs

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 - 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully

PROCESSED
APR 21 2004
THOMSON FINANCIAL

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

APR 12 2004

DW 4/20

SEC No 82 - 2142

communicate RNS

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Company	Invensys PLC
TIDM	ISYS
Headline	Holding(s) in Company
Released	10:16 24 Mar 2004
Number	8720W

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners, LLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The registered holders of the shares in which Brandes Investment Partners, LLC has an interest are approximately 625 custodian banks unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

22 March 2004

11) Date company informed

24 March 2004

12) Total holding following this notification

855,680,273

13) Total percentage holding of issued class following this notification

15.05%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213539

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: **24 March 2004**

END

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